FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013
Commission File Number:  001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Scorpio Tankers Inc. (the "Company") on January 28, 2013 announcing an update on its fleet and earnings guidance.

The information contained in this Report on Form 6-K, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-173929) filed with the U.S. Securities and Exchange Commission with an effective date on May 10, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                          SCORPIO TANKERS INC.
                                             (registrant)

Dated: January 28, 2013	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Fleet and Earnings Guidance

MONACO -- (Marketwire) – January 28, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today an update to its fleet and earnings guidance for the fourth quarter of 2012.

The Company expects a fourth quarter 2012 adjusted loss per share to be within a range of $0.04 to $0.09 per share, excluding a $1.0 million, or $0.02 per share, unrealized loss attributable to the discontinuation of hedge accounting of the Company's interest rate swaps with an aggregate notional amount of $51,000,000.

The Company took delivery of the sixth vessel under its Newbuilding program, STI Sapphire, in January 2013.  Upon delivery, the vessel began a time charter for up to 80 days at $20,750 per day. The vessel was partially financed by the Company's 2011 Credit Facility.

The Company's seventh and eighth newbuildings, to be named STI Emerald and STI Beryl, are expected to be delivered before the end of March and end of April, respectively.  On delivery, both vessels are expected to be employed on time charters of up to 120 days at $19,250 per day plus an adjustment based on actual fuel consumption.

In January 2013, the Company took delivery of a 2007 built, 49,999 DWT MR product tanker on a one year time charter-in agreement at $14,000 per day.  The agreement also contains an option for the Company to extend the charter by one year at $15,000 per day.

The Company also took delivery of the following previously announced vessels:

●
A 2003 built, 72,344 DWT LR1 product tanker in January 2013 on a two year time charter-in agreement at approximately $11,250 per day.  We have an option to extend the charter for an additional year at $12,500 per day.  Additionally, we have entered into an agreement with the vessel owner whereby we split all of the vessel's profits above the daily base rate.

●
A 2008 built, 115,406 DWT LR2 product tanker in January 2013 on a one year time charter-in agreement at $16,000 per day.  The Company has options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, six MR tankers, and one post-Panamax tanker with an average age of 4.5 years, time charters-in 20 vessels (three LR2, three LR1, nine MR and five Handymax tankers), and has contracted for 12 newbuilding MRs (two are expected to be delivered to the Company by April 2013 and the remaining 10 by the end of September 2014). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616